LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

October 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Jessica Livingston, Esq.

Re:	Affinity Bancshares, Inc. (Registration No. 333-248745)

Registration Statement on Form S-1

Dear Ms. Livingston:

On behalf of Affinity Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated October 2, 2020, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

Summary

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Purchase Price, page 7

1.

Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the slight downward adjustments made by the appraiser for profitability, growth and viability of earnings and for marketing of the issue.

Page 8 has been revised, as requested.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

October 28, 2020

Business of Newton Federal Bank

Allowance for Loan Losses, page 103

2.

We note your table setting forth activity in the allowance for loan losses on page 104. The activity included in the columns for the three months ended December 31, 2019 and 2018 does not reconcile to other relevant disclosures throughout the filing. Please explain and revise as necessary.

Page 113 been revised to properly reflect the periods ended December 31, 2018 and 2017.

Description Of Capital Stock Of Affinity Bancshares, page 168

3.	Please revise to discuss your exclusive forum provision, including its application to federal securities law claims.

Page 179 has been revised, as requested, and includes disclosure that the forum provision is not applicable to claims arising under the federal securities laws.

Legal Matters, page 170

4.	Please revise to include the disclosure required by Item 103 of Regulation S-K.

Page 120 has been revised, as requested.

*    *    *    *    *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Thomas P. Hutton of this office at (202) 274-2027 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint
cc:	Edward J. Cooney, Chief Executive Officer

Thomas P. Hutton, Esq.